FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-206677-16

The information in this supplement is not complete and may be changed. This supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The preliminary prospectus to which this is a supplement, dated June 21, 2017, may be amended or completed prior to the time of sale.

SUPPLEMENT
(To Prospectus Dated June 21, 2017)

$1,001,296,000 (Approximate)

WELLS FARGO COMMERCIAL MORTGAGE TRUST 2017-C38
(Central Index Key Number 0001707817)

as Issuing Entity

Wells Fargo Commercial Mortgage Securities, Inc.
(Central Index Key Number 0000850779)

as Depositor

Barclays Bank PLC
(Central Index Key Number 0000312070)

Wells Fargo Bank, National Association
(Central Index Key Number 0000740906)

Rialto Mortgage Finance, LLC
(Central Index Key Number 0001592182)

C-III Commercial Mortgage LLC

(Central Index Key Number 0001541214)

UBS AG

(Central Index Key Number 0001685185)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2017-C38

This is a supplement (“Supplement”) to the prospectus dated June 21, 2017 (the “Preliminary Prospectus”). Capitalized terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

Collateral Update

1.            General Motors Building Whole Loan Directing Certificateholder.

In respect of the identification of the General Motors Building Whole Loan initial directing certificateholder under “Summary of Terms—The Mortgage Pool—Non-Serviced Whole Loans”, “Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Directing Certificateholder and the Companion Holders” and “Description of the Mortgage Pool—The Whole Loans—General” on page 52, page 128 and page 249 of the Preliminary Prospectus, respectively, it is expected that BlackRock Financial Management, Inc. will be the initial directing certificateholder for the General Motors Building Whole Loan.

Any additional references to the General Motors Building Whole Loan directing certificateholder in the Preliminary Prospectus are deemed to be revised accordingly.

Wells Fargo Securities Co-Lead Manager and Joint Bookrunner	Barclays Co-Lead Manager and Joint Bookrunner	UBS Securities LLC Co-Lead Manager and Joint Bookrunner
Deutsche Bank Securities Co-Manager		Academy Securities Co-Manager

The date of this Supplement is June 23, 2017

2.            General Motors Building Note Balances.

In respect of the note Cut-off Date Balances for the General Motors Building Whole Loan under “Description of the Mortgage Pool—The Whole Loans—General—Whole Loan Control Notes and Non-Control Notes” on page 250 of the Preliminary Prospectus, the chart is with respect to Note A-1-C1, Note A-2-C1, Note A-3-C1, Note A-4-C1, Note A-4-C2, Note A-4-C3, Note A-4-A1, Note A-4-A2 and Note A-4-A3 is revised as shown below.

General Motors Building	Note A-1-C1 Note A-2-C1 Note A-3-C1 Note A-4-C1 Note A-4-C2 Note A-4-C3 Note A-4-A1 Note A-4-A2 Note A-4-A3	Non-Control Note Non-Control Note Non-Control Note Non-Control Note Non-Control Note Non-Control Note Non-Control Note Non-Control Note Non-Control Note	$69,700,000 $45,100,000 $45,100,000 $45,100,000 $37,500,000 $32,400,000 $18,700,000 $45,100,000 $30,200,000	BXP 2017-GM(2) BXP 2017-GM(2) BXP 2017-GM(2) BXP 2017-GM(2) WFCM 2017-C38 WFCM 2017-C38 Wells Fargo Bank, National Association WFCM 2017-C38 Wells Fargo Bank, National Association

In addition, in respect of the Mortgage Loan Summary for the General Motors Building, on page A-3-6 of the Preliminary Prospectus, the chart under the heading “General Motors Building Whole Loan ($2,300,000,000)” is replaced with the following.

General Motors Building Whole Loan ($2,300,000,000)

General Motors Building Senior Loan Combination ($1,470,000,000)
$725,000,000 BXP Trust 2017-GM	$115,000,000 WFCM 2017-C38	$630,000,000 Future Syndication
General Motors Building Junior Notes ($830,000,000)
$830,000,000 BXP Trust 2017-GM

Any additional references to the note Cut-off Date Balances for the General Motors Building Whole Loan and related balances in the Preliminary Prospectus are deemed to be revised accordingly.

3.            General Motors Building: Property Type.

In respect of the identification under the “General Property Type” and “Specific Property Type” columns for the General Motors Building in Annex A-1 on page A-1-1 of the Preliminary Prospectus the identifications are revised to “Mixed Use” and “Office/Retail”, respectively.

In addition, in respect of the Mortgage Pool Information in Annex A-2 on page A-2-1 of the Preliminary Prospectus, the chart is revised as shown with respect to the rows below.

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				Weighted Average
			Percent by		Remaining
	Number of		Aggregate		Term to	Remaining	U/W	U/W NOI	U/W NCF	Cut-off	Balloon
	Mortgaged	Aggregate Cut-off	Cut-off Date	Mortgage	Maturity	Amortization	NCF	Debt	Debt	Date	or ARD
Property Type	Properties	Date Balance ($)	Pool Balance (%)	Rate (%)	or ARD (mos.)	Term (mos.)	DSCR (x)	Yield (%)	Yield (%)	LTV (%)	LTV (%)
Office	21	$341,569,461	29.6%	4.216%	116	343	2.37x	11.8%	10.8%	53.8%	50.9%
Suburban	15	188,223,986	16.3	4.362	113	339	2.29	12.5	11.4	59.6	56.0
CBD	5	151,250,350	13.1	4.024	118	359	2.48	10.9	10.1	46.5	44.5
Medical	1	2,095,126	0.2	4.890	118	358	1.73	12.7	11.0	65.0	53.3
Mixed Use	5	171,525,543	14.9	4.030	119	359	3.38	13.5	13.1	41.4	39.8
Office/Retail	2	125,700,000	10.9	3.564	119	360	4.08	15.0	14.6	33.7	33.1
Retail/Office	3	45,825,543	4.0	5.309	118	359	1.46	9.4	9.0	62.7	58.2

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In addition, in respect of the Mortgage Loan Summary for the General Motors Building, on page A-3-5 of the Preliminary Prospectus, the chart under the heading “Property Information” the identification of “Property Type” and “Specific Property Type” are revised to “Mixed Use” and “Office/Retail”, respectively.

Any additional references to the property type or specific property type for the General Motors Building in the Preliminary Prospectus and corresponding pool characteristics are deemed to be revised accordingly.

4.            General Motors Building Recourse Carve-out Guarantor.

In respect of the Mortgage Loan Summary for the General Motors Building, on page A-3-11 of the Preliminary Prospectus, the last sentence of the section entitled “The Borrower” is replaced with the following:

“The General Motors Building Whole Loan will be recourse to the borrower only for the customary nonrecourse carve-outs. The General Motors Building Property is covered against certain environmental matters by a pollution legal liability-type environmental insurance policy issued by Chartis Specialty Insurance Company (a member company of American International Group Inc.) with limits of $20 million per incident and $40 million in the aggregate, subject to a $50,000 deductible. American International Group Inc. has an S & P rating of “BBB+”. The policy period ends September 15, 2018. Upon expiration of the existing policy, the loan documents require the borrower to provide a replacement policy, issued by an insurer having a minimum A.M. Best’s rating of “A-/VIII” that is maintained and renewed annually with a combined single limit of $5 million and a deductible no greater than $100,000.”

In respect of the disclosure under “Description of the Mortgage Pool—Non-Recourse Carveout Limitations” on page 215 of the Preliminary Prospectus, the following disclosure is added:

With respect to the Mortgaged Property identified on Annex A-1 to this prospectus as General Motors Building, representing approximately 9.96% of the Initial Pool Balance, the Mortgage Loan documents do not require a recourse carve-out guarantor. Only the SPE borrower (767 Fifth Partners LLC) is liable for customary carve-outs.  No minimum net worth or liquidity was required under the Mortgage Loan documents. The Mortgaged Property is covered against certain environmental matters by a pollution legal liability-type environmental insurance policy issued by Chartis Specialty Insurance Company (a member company of American International Group Inc.) with limits of $20 million per incident and $40 million in the aggregate, subject to a $50,000 deductible. American International Group Inc. has an S&P rating of “BBB+”. The policy period ends September 15, 2018. Upon expiration of the existing policy, the loan documents require the borrower to provide a replacement policy, issued by an insurer having a minimum A.M. Best’s rating of “A-/VIII” that is maintained and renewed annually with a combined single limit of $5 million and a deductible no greater than $100,000.

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In respect of the exceptions to the mortgage loan representations and warranties for Wells Fargo Bank, National Association beginning on page D-2-1 of the Preliminary Prospectus, the following exception is added to the representations and warranties.

(28) Recourse Obligations	General Motors Building (Loan No. 1)

The Mortgaged Property is security for pari passu senior loans aggregating $1,470,000,000 and subordinate loans aggregating $830,000,000. The loan documents do not require a recourse carve-out guarantor. Only the SPE borrower (767 Fifth Partners LLC) is liable for customary carve-outs. No minimum net worth/liquidity required. The Cut-off Date LTV Ratio is 30.6% for the senior loans, and 47.9% for the combined senior and subordinate loans. Further, the Mortgaged Property is covered against certain environmental matters by a pollution legal liability-type environmental insurance policy issued by Chartis Specialty Insurance Company (a member company of American International Group Inc.) with limits of $20 million per incident and $40 million in the aggregate, subject to a $50,000 deductible. American International Group Inc. has an S&P rating of “BBB+”. The policy period ends September 15, 2018. Upon expiration of the existing policy, the loan documents require the borrower to provide a replacement policy, issued by an insurer having a minimum A.M. Best’s rating of “A-/VIII” that is maintained and renewed annually with a combined single limit of $5 million and a deductible no greater than $100,000.

5.            Lormax Stern Retail Development – Roseville: Shadow Anchor Closing.

In respect of the disclosure under “Description of the Mortgage Pool—Property Types—Retail Properties” on page 179 of the Preliminary Prospectus, the following disclosure is added.

In the case of the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 to this prospectus as Lormax Stern Retail Development – Roseville, representing approximately 1.0% of the Initial Pool Balance, Sears is a shadow anchor at the related Mortgaged Property, however, it is not part of the collateral securing the Mortgage Loan. This store has been included on the list of Sears stores that will be closed. We cannot assure you the closing of the Sears store will not ultimately trigger co-tenancy provisions in place at the related Mortgaged Property.

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